August 3, 2017

VIA EDGAR CORRESPONDENCE

Mr. Craig Arakawa

Branch Chief, Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 3, 2017
Forms 8-K filed February 21, 2017 and May 4, 2017
File No. 001-35929

Dear Mr. Arakawa

Set forth below is the response of National Research Corporation, a Wisconsin corporation (the “Company,” “we,” “our” or similar terms) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated July 25, 2017 (the “Comment Letter”) with respect to the above-referenced filings. The numbered item set forth below repeats (in italics) the comment of the Staff reflected in the Comment Letter, and following such comment is the Company’s response (in regular type).

Forms 8-K filed February 21, 2017 and May 4, 2017

1.

We note that your quarterly earnings releases present combined basic and diluted earnings per share which are labeled as non-GAAP measures. We also note on page 42 of your Form 10-K that the economics and rights of the two classes of common stock are different. It appears that you are not using the two class method but using an individually tailored accounting principle to compute combined earnings per share. Tell us how you considered the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and explain why you believe it is appropriate to combine earnings per share of the two classes of common stock.

Response: We respectfully advise the Staff that the Company began disclosing the non-GAAP measure of combined earnings per share following our 2013 recapitalization (in which we created a second class of publicly-traded common stock) because we believe it provides useful information to our investors so they can more fully compare us to other companies that have a single class of common stock given that the ratio of our class A common stock to our class B common stock generally does not fluctuate significantly and is generally in line with the dividend rights (e.g. there are approximately 6 times more shares of class A common stock then class B common stock and the class A shares receive 1/6th of the amount of any dividend payable to the class B shares). However, after further consideration, we will discontinue the disclosure of the non-GAAP measure of combined earnings per share beginning with the Company’s second quarter 2017 earnings release.

If the Staff has any questions with respect to the foregoing, or would like to discuss the Company’s response, please contact the undersigned at (402) 475-2525.

Very Truly Yours,

/s/ Kevin R. Karas
Chief Financial Officer

Cc: Russell E. Ryba
          Foley & Lardner LLP